SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of JANUARY , 2003 .

                             HILTON PETROLEUM LTD.
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

             Form 20-F    X        Form 40-F
                       -------               -------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

              Yes                     No    X
                  -------                -------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
                                82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                                        Hilton Petroleum Ltd.
                                                        (Registrant)

Date   January 27, 2003                                 By  /s/ Nick DeMare
     --------------------                                  ---------------------
                                                           (Signature)
                                                           Nick DeMare, Director

1 Print the name and title of the signing officer under his signature.

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                                  FORM 53-901F

                             MATERIAL CHANGE REPORT

                      Section 85(1) of the Securities Act,
                 British Columbia (the "British Columbia Act")
        Section 118(1) of the Securities Act, Alberta (the "Alberta Act")
   Section 80(1) of the Securities Act, Saskatchewan (the "Saskatchewan Act")


1.       Reporting Issuer

         The full name of the Issuer is HILTON PETROLEUM LTD. (the "Issuer"). The address and telephone number of the principal office in Canada of the Issuer is as follows:

         #1305 - 1090 West Georgia Street
         Vancouver, British Columbia   V6E 3V7
         Phone: (604) 685-9316

2.       Date of Material Change

         January 27, 2003

3.       Press Release

         The press release was released on January 27, 2003 through various approved public media and filed with the TSX Venture Exchange and the British Columbia, Alberta and Saskatchewan Securities Commissions.

4.       Summary of Material Change(s)

         See attached press release for details.

5.       Full Description of Material Change

         See attached press release for details.

6. Reliance on Section 85(2) of the British Columbia Act and Section 118(2) of the Alberta Act

         Not Applicable

7.       Omitted Information

         Not Applicable


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                                      - 2 -


8.       Director

         The following director of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

         Nick DeMare,
         Director
         Phone: (604) 685-9316

9.       Statement of Director

         The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 28th day of January, 2003.



                                                        /s/ Nick DeMare
                                                        ------------------------
                                                        Nick DeMare, Director

                              HILTON PETROLEUM LTD.
                        #1305 - 1090 West Georgia Street
                              Vancouver, BC V6E 3V7
                       Tel: 604-685-9316 Fax: 604-683-1585
                         TSX Venture: HPM / OTCBB: HPMPF
                        Web Site: www.hiltonpetroleum.com

--------------------------------------------------------------------------------

NEWS RELEASE                                                    January 27, 2003

                               2ND QUARTER RESULTS

In accordance with National Instrument 54-102, the Company provides the interim financial results of the Company for the quarter ended November 30, 2002. All figures are expressed in United States dollars.


                                                                 Three Months Ended                Six Months Ended
                                                                    November 30,                     November 30,
                                                           ------------------------------   ------------------------------
                                                              2002             2001            2002             2001
                                                                $               $                $                $
REVENUES
Petroleum and natural gas sales                                   47,121           30,695          83,780          166,949
                                                           -------------    -------------   -------------    -------------
OTHER EXPENSES
Production                                                        23,081           36,056          54,817           68,321
General and administrative                                       207,013          228,644         357,819          528,575
Depreciation, depletion and impairment                         3,719,774        2,322,959       4,769,770       14,367,591
Research, development and marketing                              113,591                -         181,847                -
                                                           -------------    -------------   -------------    -------------
                                                               4,063,459        2,587,659       5,364,253       14,964,487
                                                           -------------    -------------   -------------    -------------
OPERATING (LOSS)                                              (4,016,338)      (2,556,964)     (5,280,473)     (14,797,538)
                                                           -------------    -------------   -------------    -------------
OTHER INCOME (EXPENSES)
Interest and other income                                         13,171           14,247          23,513           38,992
Interest expense on long-term debt                               (60,538)        (172,472)       (291,462)        (347,745)
Loss on sale of investment                                             -                -               -          (73,484)
                                                           -------------    -------------   -------------    -------------
                                                                 (47,367)        (158,225)       (267,949)        (382,237)
                                                           -------------    -------------   -------------    -------------
NET LOSS FOR THE PERIOD                                       (4,063,705)      (2,715,189)     (5,548,422)     (15,179,775)
                                                           =============    =============   =============    =============
BASIC AND DILUTED LOSS PER SHARE                                 $(0.90)          $(0.74)         $(1.24)          $(4.19)
                                                           =============    =============   =============    =============

On December 2, 2002, the operator of the East Lost Hills Project confirmed to the Company that it had formally proposed to plug and abandon the ELH #4 and #9 wells.

In light of these results, uncertainties of any further activities at East Lost Hills and the uncertainty of raising funds to participate in any further exploration or development in the East Lost Hills Project, the Board of Directors of the Company have determined to write off its net investments in
Hilton Petroleum Inc. and STB Energy Inc. (collectively the "Petroleum Subsidiaries"), two wholly-owned subsidiaries which hold these interests. In addition, effective November 30, 2002, the Company ceased to record the activities of the Petroleum Subsidiaries.

Operations

During the period ended November 30, 2002 ("2002"), the Company recorded a loss of $5,548,422 ($1.24 per share) compared to a loss of $15,179,775 ($4.19 per share) for the comparable 2001 period.

Hilton Petroleum Ltd.
January 27, 2003
News Release, Page 2


During fiscal 2002, production from the ELH #1 well was significantly curtailed as a result of water disposal problems. As a result of the production curtailment in ELH #1, petroleum and natural gas revenues decreased by 50%, from $166,949 during 2001 to $83,780 in 2002. Revenue from oil and liquids production decreased 57% to $18,249 in 2002 from $42,801 in 2001. Production of oil and liquids in 2002 decreased 15% to 5,008 MCFE in 2002 from 5,890 MCFE in 2001. The average price received for oil and liquids in 2002 was $3.64/MCFE compared to $7.27/MCFE in 2001, a decrease of 50%. Revenue from natural gas production decreased 47% to $65,531 in 2002 from $124,148 in 2001. Natural gas production decreased 40% to 21,044 MCF in 2002 from 35,066 MCF in 2001. The average price received in 2002 was $3.12/MCF, a decrease of 12% from $3.54/MCF in 2001.

During 2002, the Company recorded depreciation and depletion of $53,140 and an impairment charge of $4,716,630. The impairment charge in 2002 reflects $1,023,371 relating to the Company's unsuccessful drilling results on the Basil Prospect and $3,693,259 representing the Company's net investments in the Petroleum Subsidiaries. During the comparable period in 2001, the Company recorded depreciation and depletion of $134,066 and an impairment charge of $14,192,215. The impairment charge in 2001 reflected the fall in market prices for natural gas between May 31, 2001 and November 30, 2001 and the Company's unsuccessful exploration results in Regional California.

General and administrative costs decreased by $170,756, approximately 32% from $528,575 in 2001 to $357,819 in 2002. The decrease in general and administrative costs in 2002 occurred primarily due to a general decrease of activities due to the Company's reduced financial resources and the closure of the Bakersfield office. There was a significant decrease of salaries and benefits, from $137,085 in 2001 to $41,392 in 2002.

During 2002, the Company identified a number of business opportunities in the development of certain proprietary software technologies employing "artificial intelligence". The research, development and marketing of the proprietary software programs were contracted out to arm's-length parties. During the period ending November 30, 2002, $181,847 was expended in relation to this business. The Company has determined that, as at November 30, 2002, these activities did not satisfy the criteria required under Canadian generally accepted accounting principles for deferment and has charged the costs to operations.

Interest expense on long-term debt increased by $56,283, approximately 16% from $347,745 in 2001 to $291,462 in 2002. The interest expense for 2002 includes $161,710 which was paid to the Company's debenture holders who converted their debentures into common shares of the Company.

Liquidity and Capital Resources

At November 30, 2002, the Company had working capital of $147,972. The Company is currently not generating sufficient cash flow from its operations to meet ongoing corporate overhead and capital commitments and to discharge its liabilities as they come due. The future viability of the Company is dependent upon its ability to generate additional financing to satisfy future working capital requirements and debt repayment obligations and, in the longer term, the generation of profit and positive cash flow from business operations. Unless the Company is able to obtain additional financings, it does not have sufficient working capital to continue funding the proprietary software activities or complete the payments and exploration commitments which will be required for the mineral properties in China and Mongolia. There is no assurance that the Company will be able to obtain sufficient financings.

Business Update

Petroleum Activities

(a)      Basil Project, California

On August 19, 2002, the operator commenced the sidetrack of the Basil well from the same surface location using the existing casing down to 2,114 feet. The side-track parallelled the original hole to the same total depth of 7,829 feet.

Hilton Petroleum Ltd.
January 27, 2003
News Release, Page 3

Only the Suisun sands were encountered in this well. Gas shows were present throughout the Suisun Sands from 6,480 feet to 7,170 feet measured depth. Hole problems were encountered while pulling out to log preventing any open hole logs. While performing the clean-out trip for casing the drill pipe became stuck at 6,248 feet. Coiled tubing was run through drill pipe to 7,500 feet and cemented in place. Case hole logs and perforations were accomplished to test several zones within the shallow objective of the Suisun Sands. Gas was flowed to the surface at very low pressures. It was determined that there was insignificant pressure and volume to be economic. The well was plugged and abandoned on September 21, 2002. The Company had incurred $549,033 during the six months ended November 30, 2002, relating to the side- track well. An impairment charge of $1,023,371 has been recorded for the Company's costs on the Basil Prospect.

(b)      East Lost Hills Project, California

As previously discussed, the Company has written off its investments in the East Lost Hills Project. The Petroleum Subsidiaries will no longer be consolidated with the Company's activities. Although the ELH #1 well is still currently in production, its net revenues are being directed to the repayment of the $870,477 of accounts payable and accrued liabilities in the Petroleum Subsidiaries.

Mineral Properties

Technical due diligence on the properties is complete with positive results on the technical merits of the properties. The Company is continuing its legal due diligence review, which includes ascertaining that the vendor has legal title to the mineral properties in China and Mongolia.

Proprietary Software Activities

Through its 80% owned subsidiary, A.I. Solutions Ltd., ("AI Solutions") the Company is currently developing a product for the health/diet industry. AI Solutions will require further financing for it to pursue, develop and market the technologies. It is anticipated that AI Solutions will conduct financings which will result in a substantial dilution of the Company's ownership interest.


ON BEHALF OF THE BOARD

/s/ Donald W. Busby
-------------------------
Donald W. Busby, Chairman


Except for the historical statements contained herein, this news release presents forward-looking statements that involve risks and uncertainties. Although the management and officers of Hilton Petroleum Ltd. believe that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, they give no assurance that their expectations will be achieved. Certain risks and uncertainties inherent in the company's operations include political, economic, environmental and geological issues, including but not limited to, the continued need for additional capital, the competition within the oil and gas industry, the price of oil and gas, currency fluctuations, and other risks detailed from time to time in the company's periodic reports filed with the British Columbia Securities Commission and the United States Securities and Exchange Commission. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.



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